February 1, 2013

VIA E-MAIL & EDGAR

Ms. Suzanne Hayes

Ms. Aslynn Hogue

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westwood Holdings Group, Inc. (the “Company”)

File No. 001-31234

Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”)

Filed February 28, 2012

Dear Ms. Hogue and Ms. Hayes:

As requested, the Company hereby submits the revised draft disclosure identified on the attached Exhibit I as a supplement to our letter dated January 14, 2013. Our response sets forth in regular print the language in our 2011 Form 10-K with additional underlined draft disclosures which are responsive to your comment letter dated January 22, 2013. The response is numbered to correspond to your most recent comment letter. Please note the proposed disclosure set forth in Exhibit I is based upon factual information that is available to us at this time, and that if the factual basis of the proposed disclosure changes, we may need to update or change the proposed disclosure to reflect the new factual basis.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing responses, please call the undersigned at (214) 756-6962.

Very truly yours,

/s/ Mark Wallace

Mark Wallace

Chief Financial Officer

Exhibit I

Review and Approval of Related Party Transactions, page 44

1.	John Porter Montgomery, who is the stepson to Ms. Byrne, Westwood’s Chairman, was employed as Vice President-Trust and Investments by Westwood Trust, a wholly owned subsidiary of Westwood Holdings Group, Inc., during 2012 and received total compensation of approximately $ . Mr. Montgomery is compensated in a manner consistent with our policies that apply to all employees.